UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2016

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant's name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Cellect Biotechnology Ltd. (hereinafter the “Company”) hereby announces that Mr. Ronen Twito, the Company’s Chief Financial Officer and Deputy CEO, has resigned from his role to pursue other interests. The Company’s Board of Directors further announces the appointment of Mr. Eyal Leibovitz (a former CFO of several NASDAQ/NYSE listed companies including Kamada Ltd. NASDAQ:KMDA and Evogene Ltd. NYSE:EVGN) as the Company CFO, effective as of January 1, 2017. Mr. Twito will continue working with the new CFO during his notice period of four months.

Shai Yarkoni, Cellect’s Co-Founder & CEO, stated: “Ronen was a valuable member of our team leading the company to significant achievements and we are saddened by his departure. We wish him success in his future endeavors and welcome Eyal Leibovitz to his new position with us.”

Mr. Leibovitz has over 27 years of experience in senior management, finance, IR, M&A and business development in international pharma and biotech companies.

Among his many achievements, he led Kamada to a successful large scale funds raising (including PIPE round, public rights offering, venture lending and public convertible debt) and led the sale of N-trig to Microsoft. In all companies he held full responsibility of all financial reporting, budget control, financial planning, strategic negotiations, IR/PR, legal proceedings, operations and HR.

Mr. Leibovitz holds a BBA degree from the City University of New York, majoring in Finance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd. (Registrant) By /s/ Dr. Shai Yarkoni
Name: Dr. Shai Yarkoni
Chief Executive Officer

Date: October 27, 2016